ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 21, 2020	Sarah Clinton T +1 617 951 7375 sarah.clinton@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Ryan Sutcliffe

Re:	Versus Capital Multi-Manager Real Estate Income Fund LLC (File Nos. 333-236968 and 811-22534) (the “Fund”)

Ladies and Gentlemen:

On July 14, 2020, Mr. Ryan Sutcliffe (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Lisa Henry and Benjamin Ruano of Ropes & Gray LLP, counsel to the Fund, in connection with the Staff’s review of Post-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 21 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Fund’s Registration Statement on Form N-2, filed pursuant to Rule 486(a) under the 1933 Act on May 29, 2020 (the “Rule 486(a) Amendment”).

The Staff Reviewer requested that the Fund’s responses be provided in writing via EDGAR correspondence. Accordingly, the Staff’s comments, together with the Fund’s responses thereto, are set forth below. The below responses will be reflected, to the extent applicable, in an amendment to the Fund’s Registration Statement on Form N-2 to be filed pursuant to Rule 486(b) under the 1933 Act (the “Rule 486(b) Amendment”). Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

General Comments

1.
Comment: The Staff requests that the Fund respond to these comments no later than five business days from when the Rule 486(a) Amendment is set to go automatically effective. If this is not possible, the Staff requests that the Fund file a delaying amendment under Rule 486(b) to delay effectiveness until the Staff comments are resolved.

Response: The Fund acknowledges the comment.

2.	Comment: Please fill in all blanks, brackets, and otherwise missing information in the Rule 486(b) Amendment.

Response: The Fund confirms that all blanks, brackets, and otherwise missing information will be completed in the Rule 486(b) Amendment.

July 21, 2020

Prospectus Comments

3.
Comment: With respect to the section titled “Shareholder Eligibility” on page ii, the Staff notes that, on a general basis, if a closed-end fund invests more than 15% of its assets in hedge funds and private equity issuers that rely on the exclusion from the definition of “investment company” in Section 3(c)(1) or Section 3(c)(7) under the 1940 Act, the Fund must restrict its investors to accredited investors and impose a minimum initial investment requirement of at least $25,000. The Staff notes that there are exceptions to the foregoing. For example, the Staff has not objected to such funds waiving the accredited investor standard and $25,000 minimum investment requirement: (1) as to employees, officers, trustees of the fund, the adviser, and their affiliates, and (2) by the board based on its consideration of the investor’s overall relationship with the adviser or selling agent, including consideration of the aggregate value of all accounts of the clients of a selling agent investing in the fund for purposes of satisfying the minimum investment amount. The Staff notes that the Fund does not include a 15% limit on its investments in hedge funds and private equity issuers that rely on Section 3(c)(1) or 3(c)(7) and that investments in the Fund are not limited to accredited investors or either of the exceptions discussed above.

Response:  The Fund notes that, in connection with conversations with the Staff at the time of the Fund’s launch, the Fund agreed to voluntarily comply with certain limits that would address the Staff’s concerns around the risks to which the Fund’s investors might be exposed as a consequence of the Fund’s investments in highly leveraged vehicles that rely on Section 3(c)(1) or 3(c)(7) under the 1940 Act. As a result, the Fund’s principal investment strategy currently provides that the Fund will not invest in Private Funds that hold themselves out or otherwise operate as “hedge funds.” In addition, the Fund has agreed to limit its borrowing and the overall leverage of its portfolio, inclusive of the leverage employed by the Private Funds, to an amount that does not exceed 33-1/3% of the Fund’s gross asset value. The Fund believes that these limitations, as discussed with the Staff at the Fund’s inception, provide a sufficient basis for the Fund’s current shareholder eligibility disclosure. Further, the Fund notes that, as of March 31, 2020, the Fund did not have any assets allocated to Private Funds that rely on Section 3(c)(1) or 3(c)(7).

4.
Comment: The Staff notes that the cover page section of a prospectus is generally limited to two pages, unless additional disclosure is required by law. Please remove any extraneous information not required by Form N-2 or placed by a previous staff comment.

Response: The requested change has been made. Please see Appendix A for a redline reflecting the edits to the cover page.

5.
Comment: On page 1 of the Prospectus, the Staff notes that the paragraph beginning “Investors should carefully consider the Fund’s risks and investment objective…” is repeated. Please consider removing the duplicative paragraph.

Response: The Fund has removed the duplicative paragraph. Please see Appendix A for a redline reflecting this change.

6.	Comment: With respect to the Financial Highlights on page 16 of the Prospectus, please provide the Financial Highlights to the Staff for review when available.

Response: Please see Appendix A for a redline of the Financial Highlights section of the Prospectus.

July 21, 2020

7.
Comment: Under “Real Estate-Related Securities Risk” on page 20 of the Prospectus, the Fund references investments in floating-rate debt. Please consider whether the expected discontinuation of LIBOR is a risk of the Fund. If you believe that it is not, please explain why not. Please tailor any such risk to describe how the expected discontinuation of LIBOR could effect the Fund’s investments including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments, and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: The Fund has added the following risk disclosure to its Prospectus:

Prospectus Summary

LIBOR Risk.  Certain instruments in which the Fund invests may rely in some fashion upon the London Interbank Overnight Rate (LIBOR) – an average interest rate that banks charge one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. As such, the potential effect of a transition away from LIBOR on the Fund or the financial instruments in which the Fund invests cannot yet be determined. At this time, it is not possible to completely identify or predict any establishment of a replacement rate that may be enacted in the UK or elsewhere. It is expected that market participants will focus on the transition mechanisms by which the reference rate in existing contracts or instruments may be amended, whether through market wide protocols, fallback contractual provisions, bespoke negotiations or amendments, or otherwise. To the extent that the Fund has exposure to contracts or instruments that do not include fallback provisions, the Fund’s investments may have an increased risk of becoming illiquid. Markets are slowly developing in response to these new rates, and questions around liquidity in these rates and how to appropriately adjust these rates to eliminate any economic value transfer at the time of transition remain a significant concern for the Fund. However, the transition planning is at an early stage, and neither the effect of the transition process nor its ultimate success can yet be known.

Prospectus

LIBOR Risk.  Certain instruments in which the Fund invests may rely in some fashion upon LIBOR. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. As such, the potential effect of a transition away from LIBOR on the Fund or the financial instruments in which the Fund invests cannot yet be determined. In advance of 2021, regulators and market participants are working together to identify or develop a replacement rate. At this time, it is not possible to completely identify or predict any establishment of a replacement rate that may be enacted in the UK or elsewhere. It is expected that market participants will focus on the transition mechanisms by which the reference rate in existing contracts or instruments may be amended, whether through market wide protocols, fallback contractual provisions, bespoke negotiations or amendments, or otherwise. To the extent that the Fund has exposure to contracts or instruments that do not include fallback provisions, the Fund’s investments may have an increased risk of becoming illiquid.  Markets are slowly developing in response to these new rates, and questions around liquidity in these rates and how to appropriately adjust these rates to eliminate any economic value transfer at the time of transition remain a significant concern for the Fund. However, the transition planning is at an early stage, and neither the effect of the transition process nor its ultimate success can yet be known. The transition process might lead to increased volatility and illiquidity in markets that currently rely on LIBOR to determine interest rates. It could also lead to a reduction in the value of some LIBOR-based investments, reduce the effectiveness of new hedges placed against existing LIBOR-based instruments, increase costs for certain LIBOR-related instruments or financing transactions, and cause prolonged adverse market conditions for the Fund if uncertainty regarding the effectiveness of an alternative rate-setting methodology persists. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021.

July 21, 2020

8.
Comment: With respect to the Control Persons section on page 41 of the Prospectus, please provide the information required by this section sufficiently in advance of effectiveness for review by the Staff.

Response: Please see Appendix A for a redline of the Control Persons section of the Prospectus.

9.
Comment: With respect to the table of authorized and outstanding shares on page 52 of the Prospectus, please provide the incomplete disclosure sufficiently in advance of effectiveness for review by the Staff.

Response: Please see Appendix A for a redline of the table of authorized and outstanding shares in the Prospectus.

Statement of Additional Information (“SAI”) Comments

10.
Comment: On page 3 of the SAI, the Staff notes that the following sentence appears to be repeated: “As part of the Fund’s fundamental policies, under normal market conditions, the Fund will invest at least 80% of its assets in Real Estate-Related Investments.” Please remove the duplicative sentence.

Response: The Fund has removed the duplicative sentence. Please see Appendix A for a redline reflecting this change.

11.
Comment: On page 5 of the SAI, the Staff notes that the section titled “Convertible Securities” was deleted. The Staff further notes that the section titled “Real Estate Equity Securities” includes a reference to convertible securities. Please ensure convertible securities are explained as appropriate.

Response: The Fund confirms that it does not currently invest in convertible securities. The reference to convertible securities under “Real Estate Equity Securities” has been deleted as reflected in Appendix A.

July 21, 2020

12.
Comment: With respect to the Control Persons and Principal Holders section on page 15 of the SAI, please provide the information required by this section sufficiently in advance of effectiveness for review by the Staff.

Response: Please see Appendix A for a redline of the Control Persons and Principal Holders section of the SAI.

13.
Comment: The Staff notes that the Fund’s annual report is incorporated by reference in the section titled Financial Statements on page 39 of the SAI. Rule 411 under the Securities Act and Rule 0-4 under the 1940 Act require the hyperlinking of both exhibits and other information incorporated by reference in a registration statement if publicly available on EDGAR.

Response: The Fund notes that the annual report was not available when the Fund filed the Rule 486(a) Amendment. The Fund confirms that it will add a hyperlink to the annual report in the Rule 486(b) Amendment.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.

Sincerely,

/s/ Sarah Clinton
Sarah Clinton

cc:
Steve Andersen, Versus Capital Advisors LLC
David C. Sullivan, Ropes & Gray LLP

Appendix A

Comment 4

Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund.  Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”), and repurchased by the Fund on a quarterly basis in an amount no less than 5% and not more than 25% of the Fund’s outstanding Shares, according to the Fund’s repurchase policy established pursuant to Rule 23c-3 under the Investment Company Act.  The Fund has elected to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).

Investment Objective. The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation. The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation.

Investment Strategies. The Fund pursues its investment objectives primarily by investing in (i) investments in third party private funds that themselves invest in real estate (through real estate investment trusts (“REITs”)) and in debt investments secured by real estate (collectively, the “Private Funds”); and (ii) domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs and publicly traded real estate debt securities (“Real Estate Securities” and together with the Private Funds, “Real Estate-Related Investments”). Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Real Estate-Related Investments.

~~The Adviser. The Fund’s investment adviser is Versus Capital Advisors LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Headquartered in Greenwood Village, CO, the Adviser is a boutique asset management firm that specializes in real asset investing with approximately $4.6 billion in assets under management as of March 31, 2020.  In addition to the Adviser, certain sub-advisers will manage a portion of the Fund’s assets.  The sub-advisers, which are registered investment advisers under the Advisers Act, have entered into sub-advisory agreements with the Adviser in connection with the management of the Fund’s assets. See “Management of the Fund – Sub-Advisers and Sub-Advisory Fees.”~~

Shares. This Prospectus applies to the offering of a single class of shares of beneficial interest of the Fund (the “Shares”).  The ~~Fund offers the Shares in a continuous offering.  The~~ Shares are continuously offered at the Fund’s net asset value (“NAV”) per Share as of the date that the request to purchase Shares is received and accepted by or on behalf of the Fund.   The ~~NAV per Share is computed by dividing the Fund’s NAV by the total number of Shares outstanding at the time the determination is made.  The~~ Shares will not be listed on any securities exchange and it is not anticipated that a secondary market for the Shares will develop. Moreover, these securities are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the Limited Liability Company Agreement of the Fund (as amended and restated from time to time, the “LLC Agreement”).

~~Interval Fund. Shares are not redeemable.  The Fund is operated as an interval fund and, as such, has established a limited repurchase policy pursuant to Rule 23c-3 under the Investment Company Act.  Although the Fund offers to repurchase Shares on a quarterly basis in accordance with the Fund’s repurchase policy, which repurchase policy provides that each quarterly period the Fund will offer to repurchase no less than 5% of the outstanding Shares and not more than 25% of the Fund’s outstanding Shares, the Fund will not be required to repurchase Shares at a shareholder’s option nor will Shares be exchangeable for units, interests, or shares of any investment of the Fund.  As a result, an investor may not be able to sell or otherwise liquidate his, her or its Shares, whenever such investor would prefer.  If and to the extent that a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per Share and initial offering prices. For those investors that cannot bear risk of loss or relative lack of liquidity, investment in the Fund may not be suitable.  The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”~~

~~Shareholder Eligibility. Investment in the Fund involves substantial risks. Shares of the Fund will be sold to (i) institutional investors, including registered investment advisers (“RIAs”), banks, trust companies or similar financial institutions investing for their own account or for accounts for which they act as a fiduciary and have authority to make investment decisions (subject to certain limitations) and clients of such institutional investors that have accounts for which such institutional investors are bound by an applicable fiduciary standard, and (ii) the executive officers, directors or general partners of the Fund or the Adviser.  The minimum initial investment per institutional investor of the Fund (including, with respect to clause (i) above, cumulative investments of the clients of any institutional investor of the Fund) is $10 million and the minimum for those investors defined by clause (ii) above is $10,000. The Adviser has the authority to waive the minimum investment requirements or allow investors in the Fund who do not fit the above descriptions under certain circumstances. Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor (or an investor’s client) has a short-term investing horizon and/or cannot bear the loss of some or all of their investment.~~

Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.

•	The Fund does not intend to list its Shares on any securities exchange during the offering period, and the Fund does not expect a secondary market in the Shares to develop.

•
You should not expect to be able to sell your Shares other than through the Fund’s repurchase policy, regardless of how the Fund performs.  If you are able to sell your Shares, other than through the Fund’s repurchase policy, you will likely receive less than your purchase price.

•
Even though the Fund will offer to repurchase Shares on a quarterly basis, you should consider Shares of the Fund to be an illiquid investment.  There is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.

•	The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment.

•	The Fund and any underlying Private Funds may utilize borrowings and financial leverage and significant risks may be assumed as a result. See “Risk Factors – Leverage Risk.”

This Prospectus sets forth the information that you should know about the Fund before investing.  You are advised to read this Prospectus carefully and to retain it for future reference.  Additional information about the Fund, including the Statement of Additional Information (the “SAI”), dated ~~[ ]~~July 28, 2020, has been filed with the U.S. Securities and Exchange Commission (the “SEC”).  The table of contents of the SAI appears on page ~~56~~68 of this Prospectus.  The SAI is incorporated by reference into this Prospectus in its entirety. You can request a copy of the SAI, the Fund’s annual and semi-annual reports or other information about the Fund without charge or make other shareholder inquiries by writing to the Fund at 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111 or by calling (877) 200-1878.  You can also obtain the SAI, the Fund’s annual and semi-annual reports, and other information about the Fund on the Adviser’s website, located at www.versuscapital.com.  The SAI, material incorporated by reference, and other information about the Fund are also available on the SEC’s website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities.  Any representation to the contrary is a criminal offense.  Shares are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Intent to adopt alternate shareholder report delivery option under SEC Rule 30e-3

Beginning in April 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund's annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund's website (https://www.versuscapital.com/investment-funds/vcmix/), and you will be notified by mail each time a report is posted and provided with a website link to access the report. If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary (such as an investment adviser, broker, bank or trust company) or, if you are a direct investor, by calling the Fund (toll-free) at (877) 200-1878 or by sending an email request to the Fund at info@versuscapital.com.

You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you may contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you may call the Fund (toll-free) at (877) 200-1878 or by sending an email request to the Fund at info@versuscapital.com to let the Fund know you wish to continue receiving paper copies of your reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held in your account if you invest directly with the Fund.

Prospective investors should not construe the contents of this Prospectus as legal, tax, financial or other advice.  Each prospective investor should consult with his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

Comment 5

Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor (or an investor’s client) has a short-term investing horizon and/or cannot bear the loss of some or all of their investment. Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.

~~Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor (or an investor’s client) has a short-term investing horizon and/or cannot bear the loss of some or all of their investment. Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.~~

Comment 6

FINANCIAL HIGHLIGHTS

~~[To be updated by amendment]~~

~~[~~The information in the table below for the Fund’s Common Shares (formerly “I-Shares”) for the fiscal years ended March 31, 2020 March 31, 2019, 2018, 2017, 2016, and 2015, is derived from the Fund’s financial statements for the fiscal year ended March 31, 2020 audited by ~~[    ]~~Grant Thornton LLP, an independent registered public accounting firm, whose report on such financial statements is contained in the Fund’s March 31, 2020 Annual Report and is incorporated by reference into the Statement of Additional Information.~~]~~

	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2018	Year Ended March 31, 2017	Year Ended March 31, 2016	Year Ended March 31, 2015
Net Asset Value, Beginning of Period	$28.22	$27.70	$27.52	$27.30	$26.47	$25.47
Income from Investment Operations:
Net investment income (a)	0.67	0.77	0.65	0.67	0.65	0.64
Net realized and unrealized gain (loss)	(0.74)	0.99	0.79	0.85	1.46	1.62

Total from investment operations	(0.07)	1.76	1.44	1.52	2.11	2.26

Less Distributions:
Distribution from Net Investment Income and Net Realized Gains	(0.73)	(0.79)	(0.61)	(0.75)	(0.39)	(0.95)
Return of Capital	(0.47)	(0.45)	(0.65)	(0.55)	(0.89)	(0.31)

Total Distributions	(1.20)	(1.24)	(1.26)	(1.30)	(1.28)	(1.26)

Net Asset Value, End of Period	$26.95	$28.22	$27.70	$27.52	$27.30	$26.47

Total Return Based on Net Asset Value	(0.27%)	6.70%	5.32%	5.79%	8.58%	8.74%

Ratios and Supplemental Data
Net Assets at end of period (000’s)	$2,965,212	$2,797,314	$2,184,488	$1,390,152	$688,906	$156,577
Ratios of gross expenses to average net assets	1.19%	1.17%	1.24%	1.27%	1.35%	1.89%
Ratios of net expenses to average net assets	1.19%	1.17%	1.24%	1.27%	1.34%	1.46%
Ratios of net investment income to average net assets	2.37%	2.77%	2.37%	2.45%	2.44%	2.50%
Portfolio turnover rate	15.77%	13.48%	13.03%	24.97%	20.93%	39.83%

(a)	Per Share amounts are calculated based on average outstanding shares.
~~(b)~~	~~Not annualized.~~
~~(c)~~	~~Annualized.~~

The information in the table below for the Fund’s Common Shares (formerly “I-Shares”) for the fiscal years ended March 31, 2014, and the period from July 10, 2012 (Inception) to March 31, 2013, is derived from the Fund’s financial statements for the fiscal year ended March 31, 2014 audited by ~~[   ]~~Grant Thornton LLP.

Comment 8

Control Persons

~~[To be updated by amendment]~~
A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of ~~[ ]~~July 1, 2020, the Fund did not know of any person that controlled the Fund.

Comment 9

The following table shows Shares of the Fund that were authorized and outstanding as of ~~[  ]~~June 30, 2020:

~~[To be updated by amendment]~~

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by the Fund for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)

Shares of beneficial interest	Unlimited	0	~~101,781,103~~102,948,883.592

Comment 10

The Fund’s investment objectives are fundamental and may not be changed without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding voting securities. The Fund has also adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% of its shares outstanding at NAV (as defined below), unless suspended or postponed in accordance with regulatory requirements, and that each quarterly repurchase pricing shall occur on the Repurchase Pricing Date (as defined below). This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares. ~~As part of the Fund’s fundamental policies, under normal market conditions, the Fund will invest at least 80% of its assets in Real Estate-Related Investments.~~

As part of the Fund’s fundamental policies, under normal market conditions, the Fund will invest at least 80% of its assets in Real Estate-Related Investments.

Comment 11

Real Estate Equity Securities

The Fund’s investment portfolio may include long positions in real estate-related common stocks and~~,~~ preferred stocks, ~~and convertible securities,~~ including REIT common and REIT preferred shares. The Fund may focus on companies that target investments within specific property types, countries or regions.   The Fund also may invest in depositary receipts relating to foreign securities.  See “– Foreign Securities” below.  Equity securities fluctuate in value in response to many factors, including the activities and financial condition of individual companies, the business market in which individual companies compete and general market and economic conditions.

Comment 12
CONTROL PERSONS AND PRINCIPAL HOLDERS

~~[To be updated by amendment]~~
A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.

~~[~~As of ~~[ ]~~June 30, 2020, to the best knowledge of the Fund, no person owned beneficially or of-record 5% or more of the outstanding shares of any class of the Fund or 5% or more of the outstanding shares of the Fund addressed herein, except as set forth in the table below.

RECORD SHAREHOLDER	PERCENTAGE OF SHARES
~~[ ]~~Charles Schwab & CO Inc.(1) 211 Main St. San Francisco, CA 94105	~~[ ]~~52.77%
National Financial Services LLC Newport Office Center III 499 Washington Blvd. 5th Fl. Jersey City, NJ 07310	24.36%
TD Ameritrade Inc. P.O. Box 2226 Omaha, NE 68103	10.85%
(1) The Fund has no knowledge as to whether all or a portion of the shares owned of record are also owned beneficially.